

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 31, 2016

Warren Lau
Chief Executive and Chief Financial Officer
Nexus BioPharma, Inc.
8 Hillside Ave, Suite 108
Montclair, NJ 07042

   Re: **Nexus BioPharma, Inc.**
      Preliminary Proxy Statement on Schedule 14A
      Filed October 13, 2016
      File No. 000-53207

Dear Mr. Lau:

  We have limited our review of your preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your preliminary proxy statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your preliminary proxy statement and the information you provide in response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owners and Management, page 3

1.   Please revise your disclosure to reflect the information required by Item 403 of Regulation S-K with respect to the convertible notes and all of the securities underlying these notes. We refer you to Exchange Act Rule 13d-3(d)(1).

Outstanding Shares and Purpose of the Proposal, page 4

2.   You state in this proposal that your Board believes the authorization of preferred shares is desirable because it will provide you with increased flexibility of action to meet future working capital and capital expenditure requirements. However, it appears that some, if not all, of the newly preferred stock for which you are seeking shareholder approval may be issued upon conversion of the promissory notes, which will take place once a Certificate of Designation is filed. Please revise to clarify the purpose of the proposal and

quantify the number of shares of preferred stock that will be reserved for issuance in connection with the promissory notes.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scot Foley at (202) 551-3383, Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance